Exhibit 99.1

Press Release

AC IMMUNE reports Full year 2016 financial results

and R&D update

▪	Strong cash position of CHF 152.2 million provides resources to advance pipeline of seven therapeutic and three diagnostic candidates

▪	Successful IPO on NASDAQ raised net proceeds of CHF 69.4 million

▪	Important data on crenezumab supporting 60mg/kg dose in partner Genentech’s CREAD Phase 3 trial for Alzheimer’s disease

▪	Phase 1 clinical trial of anti-Tau antibody program started by partner Genentech

▪	Entered R&D collaboration in neurodegenerative diseases with Biogen

▪	Started Phase 1 clinical trial of anti-Abeta vaccine ACI-24 in people with Down syndrome

Lausanne, Switzerland, March 17, 2017 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical stage biopharmaceutical company focused on neurodegenerative diseases, today announced financial results for the full year ended December 31, 2016. In addition, the company provided highlights of its R&D achievements in 2016.

Prof. Andrea Pfeifer, CEO of AC Immune, commented: “AC Immune had an exceptional 2016, highlighted by our successful IPO on NASDAQ giving us the financial resources to support our next growth phase. There was important progress made in several of our programs, such as our partnership with Genentech on crenezumab in Phase 3 and with the anti-Tau antibody in Phase 1. We entered a new broad diagnostic collaboration with Biogen, and started our own Phase 1 trial vaccine in people with Down syndrome. I am convinced that our world-leading science, strong partnerships and new financial backing, puts AC Immune in the fore-front of life science companies tackling neurodegenerative diseases.”

Key Financial Data – (IFRS in CHF million, except for share and per share data)1

	For the Year Ended December 31,
	2016	2015
Total revenues	23.2	39.1
R&D expenses	25.8	17.1
G&A expenses	7.9	3.4
Income / (loss) for the period	(7.1)	20.3
Basic EPS/CHF	(0.14)	0.47
Diluted EPS/CHF	(0.14)	0.44
Weighted-average no of shares basic	50,096,859	43,412,250
Weighted-average no of shares fully diluted	50,096,859	46,043,198

	As of
	Dec 31, 2016	Dec 31, 2015
Cash and cash equivalents	152.2	76.5
Total current assets	154.9	79.3
Total shareholder’s equity	142.4	71.0

1This summary table should be read in conjunction with our financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2016, including the accompanying notes which form an integral part of the financial statements. These financial statements are available on our website under the tab labelled “Investors - Financial Information”.

1/5

Revenues

Our revenues experience significant fluctuations as a result of securing new collaboration agreements, the timing of milestone achievements and the size of each milestone payment.

AC Immune generated revenues of CHF 23.2 million in the twelve months ended December 31, 2016, compared to CHF 39.1 million in the same period 2015.

Revenues in 2016 resulted primarily from the recognition of a CHF 4.9 million clinical milestone payment and CHF 1.5 million recognized for research contributions received related to ACI-35 pursuant to our collaboration agreement with Janssen, the recognition of a CHF 14 million clinical milestone payment for the commencement of phase 1 clinical studies for our anti-Tau antibody candidate under collaboration with Genentech, the recognition of an approximately CHF 1.0 million share of the Biogen upfront payment received in April 2016 that we are recognizing over a twelve-month period and a CHF 1.1 million research contribution payments related to the Biogen collaboration.

In 2015, we recognized revenue from two collaboration agreements, including a $25 million milestone (CHF 24.3 million) payment related to our collaboration with Genentech for crenezumab and a CHF 14 million milestone payment associated with the Genentech collaboration agreement for our anti-Tau antibody candidate.

Research & Development (R&D) Expenses

For the full year ended December 31, 2016, the Company incurred R&D expenses of CHF 25.8 million compared with CHF 17.1 million in fiscal 2015. This increase is primarily attributable to the increased spending on ACI-35, our two ACI-24 programs, new discovery areas and the alpha-synuclein and TDP-43 PET imaging programs. The R&D investment reflects the growth of the Company's research and development organization to accelerate the development of its proprietary and partnered pipeline candidates, which we believe will help us maintain a scientific leadership position in neurodegenerative diseases.

2/5

General and Administrative (G&A) Expenses

G&A expenses amounted to CHF 7.9 million in the twelve months ended December 31, 2016, compared with CHF 3.4 million in the same period in 2015.   The increase in G&A expenses is largely related to higher professional service costs, such as legal costs, associated with the Company becoming a public company, as well as remuneration expenses.

Income / (loss) for the period

For the twelve months ended December 31, 2016, AC Immune had a net loss of CHF 7.1 million compared with a profit of CHF 20.3 million in the twelve months period ended December 31, 2015. The decline in profitability is mostly attributable to the decline in revenues and increased R&D and G&A expenses outlined above.

Balance Sheet

As at December 31, 2016, AC Immune had total cash of CHF 152.2 million which includes CHF 69.4 million in net proceeds, prior to transaction costs, received from the sale of 6.9 million shares at $11.00 per share in the Company’s IPO on the NASDAQ in September 2016. Earlier in 2016, the Company also completed its Financing Round E which raised CHF 42.7 million.

Share Capital

The total shareholders’ equity increased to CHF 142.4 million as at December 31, 2016, reflecting the issuance of new shares for the IPO.

On December 31, 2016 the Company had approximately 56.8 million common shares outstanding, which includes the issuance of 6.9 million common shares as part of the September IPO.

For a more detailed review of our financial performance, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F filed today with the U.S. Securities and Exchange Commission and on our website under the tab labelled “Investors - Financial Information”.

Full Year 2016 Highlights of R&D Programs

Crenezumab – anti-Abeta antibody for Alzheimer’s disease (AD) partnered with Genentech in Phase 3

▪	At the Clinical Trials on Alzheimer’s Disease (CTAD) meeting our partner Genentech presented results from a Phase 1b dose-escalation study and an exposure-response model, which support the 60mg/kg dose in CREAD Phase 3.

▪	Scientific publication in Cell Reports describing the crystal structure of crenezumab targeting Abeta oligomers, the most toxic type of Abeta.

▪	Second CREAD Phase 3 trial to be started by partner Genentech with 750 patients with prodromal or mild Alzheimer’s disease (announced February 28, 2017).

3/5

ACI-24 – anti-Abeta vaccine for AD in Phase 1/2a

The Phase 1/2a clinical study to evaluate safety, tolerability, immunogenicity and biomarker endpoints in patients with mild to moderate AD is ongoing in Europe. An interim analysis of the first three doses (cohort 1-3) revealed positive safety and tolerability. The study was not powered to examine efficacy but a trend towards reduction in the accumulation of brain amyloid measured by PET imaging was observed in cohort 3. A similar pattern of reduction of clinical decline assessed by the Clinical Dementia Rating Scale Sum of Boxes (CDR-SB) was observed in cohort 3 compared to placebo at week 52 although this did not reach statistical significance. After further analysis of the results including the ongoing cohort 4, a decision for the design of a potential next clinical trial will be made in the next months.

ACI-24 – anti-Abeta vaccine in people with Down Syndrome in Phase 1

▪	First-ever clinical trial of an anti-Abeta vaccine in people with Down syndrome started in collaboration with University of California San Diego.

▪	Scientific publication shows encouraging data on brain Abeta reduction and memory enhancement of our anti-Abeta vaccine in a pre-clinical model for people with Down syndrome.

ACI-35 – anti-Tau vaccine for AD partnered with Janssen Pharmaceuticals in Phase 1

A Phase 1b clinical study to evaluate the safety, tolerability and immunogenicity of ACI-35 in patients with mild to moderate AD is ongoing in Finland and the United Kingdom. The study includes five cohorts with escalating doses and different dosing schedules. To date, safety and tolerability is considered satisfactory as assessed by the Data Safety Monitoring Board. An interim analysis showed a dose-dependent and target-specific antibody response to pTau. Further results, which we expect to have completed in the second half of fiscal 2017, will be the basis for the program’s future development. Janssen is expected to assume responsibility for the clinical development of Phase 2 and beyond, as well as the regulatory approval, manufacturing and commercialization of ACI-35.

Tau-PET imaging agent – AD diagnostic partnered with Piramal

We commenced a Phase 1 clinical study of our Tau-PET imaging agent in the fourth quarter of fiscal year 2016 under a collaboration agreement with Piramal Imaging.

New R&D Collaboration with Biogen

We entered into a new R&D collaboration with Biogen to develop PET-ligands for two protein targets involved in the pathogenesis of neurodegenerative diseases - alpha-synuclein and TDP43.

4/5

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

For further information please contact:

Prof. Andrea Pfeifer Chief Executive Officer Phone: +41-21-345 91 21 E-mail:andrea.pfeifer@acimmune.com	Eva Schier Corporate Communications Manager Phone: +41-21-345 91 34 Mobile: +41 79 926 66 03 E-mail: eva.schier@acimmune.com
Nick Miles/ Toomas Kull Cabinet Privé de Conseils Phone : +41 22 321 45 40 E-mail : miles@cpc-pr.com kull@cpc-pr.com	In the US Ted Agne The Communications Strategy Group Inc. Phone: +1 781 631 3117 E-mail: edagne@comstratgroup.com

5/5